EXHIBIT 99.1

Compugen Establishes Operations in California
for Development of Monoclonal Antibody Drug Candidates

Dr. Mary Haak-Frendscho and Dr. John J. Hunter to lead new operations

Drug candidates to be developed against Compugen-discovered targets

Tel Aviv, Israel, March 28, 2012 --- Compugen Ltd.  (NASDAQ: CGEN) announced today the establishment of operations in South San Francisco, California for the development of oncology and immunology monoclonal antibody (mAb) drug candidates against Compugen-discovered targets. The mission for Compugen Inc., a wholly owned subsidiary of Compugen Ltd., is to translate the growing portfolio of novel mAb targets being discovered and validated by the parent company into promising mAb drug candidates for licensing and partnering. Compugen Ltd. also announced today the appointment, effective April 1, of Mary Haak-Frendscho, Ph.D., as Executive Chairperson of Compugen Inc., and John J. Hunter, Ph.D., as Compugen Inc.'s Vice President of Antibody R&D and Site Head.

The new South San Francisco Compugen Inc. operations will be located in recently secured purpose-built facilities with relevant laboratory equipment. By locating its mAb operation in the birthplace of biotech, the Company gains access to some of the best biologics talent in the industry and supportive infrastructure. Furthermore, with these new capabilities, Compugen anticipates that it will significantly increase the number of mAb product candidates developed against novel Compugen-discovered targets by performing key activities more effectively and efficiently in-house compared with solely using third parties as previously intended.

Dr. Anat Cohen-Dayag, President and CEO of Compugen Ltd., said, "We are extremely pleased to be establishing these new operations under the direction and expertise of Dr. Haak-Frendscho and Dr. Hunter, two prominent figures in the mAb biotechnology industry. We are at a pivotal moment where Compugen's unique Monoclonal Antibody Targets Discovery Platform is delivering high quality, novel mAb targets that enable the development of new drug candidates to address unmet medical needs. We enthusiastically look forward to leveraging the commercial potential of these pioneering and industry leading predictive discovery capabilities by licensing out – at significantly greater values – the differentiated mAb product candidates against these novel targets, rather than the targets."

Dr. Mary Haak-Frendscho added, "Dr. Hunter and I are delighted to establish and lead Compugen's subsidiary for the development of therapeutic mAb candidates. Given Compugen's cutting edge science and growing portfolio of exciting mAb targets, we look forward to working closely with Compugen's scientists and management team in Israel to ensure the development of differentiated therapeutic mAb products."

In her role as Executive Chairperson of Compugen Inc., Dr. Haak-Frendscho will be responsible for overseeing the establishment and development of Compugen Inc.'s mAb operations. Dr. Haak-Frendscho has more than 20 years of industry experience, most recently as founding President and Chief Scientific Officer at Takeda San Francisco, Inc., the antibody IND engine for Takeda Pharmaceuticals.  Prior to that, she held senior scientific and management positions at Genentech, Abgenix and XOMA.

John J. Hunter, Ph.D., brings to Compugen Inc. over 15 years of scientific expertise in mAb research, genomics and translational medicine. As Vice President Antibody Research and Development and Compugen Inc. Site Head, he will lead the therapeutic mAb generation and preclinical development of mAb therapeutics against Compugen-discovered targets. Prior to joining Compugen, Dr. Hunter served as a Senior Director at XOMA, managing strategic and functional activities related to building a robust preclinical mAb pipeline.  He began his industry career at Millenium Pharmaceuticals, where he specialized in oncology therapeutics research.

Today's announcement follows the Company's December 2011 announcement that it intends to significantly broaden and accelerate its mAb activities, which together with therapeutic proteins, represent the focus areas for the Company in the fields of oncology and immunology.  At that time, and in partial support of its mAb operations expansion, the Company also announced an $8 million research funding agreement signed with Baize Investments (Israel) Ltd., a private corporation investing in innovative medical technologies.

About Compugen’s Monoclonal Antibody Targets Discovery Program
Compugen’s Monoclonal Antibody Targets Discovery program aims to discover and validate new promising targets for mAb therapy, a significant challenge for the industry. The computational platform relies heavily on the Company’s LEADS and MED capabilities, two computational biology infrastructure platforms that serve as core components for the development of Compugen’s discovery platforms. In addition to MED and LEADS, the mAb Targets Discovery Platform utilizes multiple data sources and algorithms to predict a large number of novel membrane proteins that can serve as targets for antibody therapeutics, such as for various cancers and autoimmune diseases. The selection of appropriate candidates from this large body of predicted membrane proteins is accomplished using sub-modules of algorithms and other computational tools developed specifically for each disease state or protein family. Compugen’s current drug target portfolio contains more than a dozen novel targets which fall into two main target groups. One category consists of targets that are predicted to be involved in modulation of the immune system in cancer, such as Compugen’s novel B7/CD28-like targets for cancer immunotherapy. The second group is composed of targets predicted to be over expressed in various type of cancer, such as CGEN-928 for multiple myeloma.

About Compugen
Compugen is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology, either for Compugen or its partners. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen's discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. Compugen's in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities. The Company's business model primarily involves collaborations covering the further development and commercialization of Compugen-discovered product candidates and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody drug candidates against Compugen-discovered targets. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to, statements relating to the expectation that the establishment of the new operations at Compugen Inc.: will significantly increase the number of mAb product candidates developed against novel Compugen-discovered targets ; result in Compugen licensing out – at significantly greater values - differentiated mAb product candidates; and potentially lead to the development of significant new therapeutic products in oncology and immunology.  These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section Compugen’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892